UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)

Date: December 10, 2013	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

10 December, 2013

CSR TO INCREASE FOCUS ON GROWTH MARKET AREAS

Discontinuing investment in camera-on-a-chip (COACH)

CAMBRIDGE, UK, 10 December, 2013 – CSR plc (LSE: CSR and NASDAQ: CSRE) today announced that it will discontinue development of its camera–on-a-chip (COACH) platform, in order to increase its focus of investment into potential areas of future growth. CSR will continue to develop Imaging intellectual property (IP) for future markets such as automotive and wearables, and will also increase investment in the growing areas of Bluetooth Smart and Voice & Music.

CSR will continue to support customers who implement the current generation of COACH.

Joep van Beurden, CEO of CSR said: “We continue to take a disciplined approach to capital allocation and cost control and have decided to withdraw investment from the COACH platform due to weakness in the digital still camera market. The prospects for growth in the five end markets in our Core business group – Auto, Imaging, Voice & Music and the two nascent markets of Bluetooth Smart and Indoor Location – are strong. Given the opportunities we see ahead of us, we will continue to develop Imaging IP for future markets and redeploy some people from Imaging into our strongly growing areas of Voice & Music and Bluetooth Smart.

“The actions we have announced today will allow us to increase investment in the areas that offer the best prospects for delivering sustained, profitable growth and we expect to reach our previously stated target of mid-teens underlying operating profit margin on a quarterly run-rate by the end of 2014.”

As a result of the actions announced today, CSR expects to realise approximately $30 million of underlying operating cost reductions during 2014. It expects to incur approximately $15 million of restructuring costs during 2013 and 2014. CSR does not expect a material impact on revenue for 2013 as a result of the actions announced today and expects revenue in 2014 to be reduced by approximately $20 million compared to its previous expectations. CSR expects that there will be an impairment charge in its 2013 financial year of approximately $90 million resulting from these actions. CSR expects a reduction in the COACH workforce of approximately 200 roles by the end of the second quarter 2014. In the first nine months of 2013, camera-related revenues were approximately $36 million.

CSR now expects its total serviceable addressable market (SAM) to grow from approximately $3.1 billion in 2013 to $5.9 billion in 2018 (excluding revenue from the yet to be commercially introduced market of Indoor Location), representing a compound annual growth rate (CAGR) of 13.5%. CSR previously expected its SAM to grow from $3.6 billion in 2013 to $6.7 billion in 2018, representing a CAGR of 13.0%.

CSR expects its fourth quarter 2013 revenues to be between $200 million to $210 million. CSR previously expected its fourth quarter revenue to be between $195 million to $215 million.

Enquiries:

CSR plc	FTI Consulting
Joep van Beurden, Chief Executive Officer	James Melville-Ross
Will Gardiner, Chief Financial Officer	Jon Snowball
Jeffery Torrance, Investor Relations Director	Tel: +44 (0) 20 7831 3113
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

About CSR

CSR is a global provider of innovative silicon and software solutions for the location-aware, media-rich, cloud-connected world. Our platforms are optimised for the automotive navigation and infotainment, imaging, connected home infotainment and wireless audio markets. We provide solutions to complex problems in the audio-visual, connectivity and location technology domains across a broad range of markets, with a technology portfolio that includes GPS/GNSS systems, Bluetooth®, Wi-Fi®, FM, NFC, aptX® and CVC™ audio codecs, JPEG, MPEG, H.264 imaging, PDL printing, microcontrollers, DSPs and broadband receivers. CSR’s technology solutions and market platforms enable its customers to deliver a superior user experience and are adopted by leaders in the auto, computer, home and mobile markets. More information can be found at www.csr.com. Keep up to date with CSR on our technical blog or CSR people blog, YouTube, Facebook or follow us on Twitter at twitter.com/CSR plc.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include, without limitation, statements regarding our intent to discontinue development of the COACH platform, potential areas of future growth and growth prospects for the five end markets in our Core business group, the strength of the growth of the voice & music, Bluetooth smart and imaging IP markets, our intent to continue to support customers who implement the current generation of COACH, our intent to redeploy certain employees, our expectations for future underlying operating profit margin, underlying operating cost reductions, restructuring costs, revenue impact, impairment charge, workforce reduction and change in SAM resulting from the discontinuation of the COACH platform, and fourth quarter 2013 revenue estimate. Although we attempt to be accurate in making forward-looking statements, it is possible that future circumstances might differ from the assumptions on which such statements are based. Important factors that could cause actual results to differ materially from the statements herein include the following: the timing and amount of costs and cost savings associated with the discontinuation of the COACH platform, changes in future business strategy, the risk that our SAM does not grow as expected, general economic risks; specific economic risks in different geographies and among different customer segments; our ability to accurately estimate the amount and timing of cost reductions and savings that may result from the actions discussed in this release; technological changes that make our products and services less competitive; the difficulty in predicting sales, even in the short-term; sales cycles; price reductions; dependence on and qualification of foundries to manufacture our products; production capacity; our ability to adequately forecast demand; customer relationships; our ability to compete successfully; our ability to attract and retain key personnel, including engineers and technical personnel; product warranties; our ability to protect our proprietary technology; the impact of legal proceedings; the impact of intellectual property indemnification practices; and the other risk factors set forth from time to time in our annual report, including our filings with the SEC, including specifically and without limitation, our annual report on Form 20-F. All forward-looking statements herein reflect our opinions only as of the date of this release, and we undertake no obligation, and expressly disclaim any obligation, to update forward-looking statements herein in light of new information or future events.